Correspondence

CHINA HOUSING & LAND DEVELOPMENT, INC.

6 Youyi Dong Lu, Han Yuan 4 Lou
Xi'An, Shaanxi Province
China 710054

June 12, 2008

United States Securities and Exchange Commission
Washington D.C. 20549
United States of America

Attention: Ms. Jessica Kane and Ms. Pamela Long

Re:	China Housing & Land Development, Inc. ("Company") Registration Statement on Form S-1 File: March 14, 2008 File No.: 333-149746

Dear Ms. Kane:

Thank you for your comment letter on our above-captioned registration statement, dated April 11, 2008. We are writing you to provide responses to your comments in connection with our filing Amendment No. 1 to the registration statement.

For your ease of reference and reading we have reproduced your original comments in their original number ordering and are providing our responses keyed to the comments right below the respective comments.

In addition, we have updated our business discussions to reflect the content in the most recent Form 10K filed with the Commission.

General

1.	Please provide us with copies of any graphics or photographs you intend to use in your prospectus. We may have comments on these materials.

Response

Please be advised that we do not intend to use any graphics or photographs in our prospectus and we have deleted the graphics previously used.

2.	Please update your financial statements to provide audited year end financial statements for fiscal year ended December 31, 2007. See Rule 3-12 of Regulation S-X. Additional, please provide audited balance sheets as of the end of each of the last two fiscal years, and audited statements of income and cash flows for each of the three fiscal years proceeding the date of the most recent audited balance sheet being filed, as required by Rule 3-02 of Regulation S-X.

Response

Please be advised that we have updated our financial statements to provide Consolidated Balance Sheet as of December 31, 2007 and 2006 at page F-3, Consolidated Statements of Income and Other Comprehensive Income for the Years Ended December 31, 2007, 2006 and 2005 at page F-4, Consolidated Statements of Cash Flows for the Years Ended December 31, 2007, 2006 and 2005 at page F-5, and Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2007, 2006 and 2005 at page F-6.

Prospectus Cover Page

3.	Please revise the “Subject to Completion Legend” so that it conforms to the language or general requirements specified in Item 501(b)(10) of Regulation S-K.

Response

Please be advised that we have revised the “Subject to Completion Legend” by highlighting the following statement in bold red to make it look prominent as required by Item 501(b)(10) of Regulation S-K:

“The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.”

4.	Please disclose the last reported sales price per share of your common stock as reported by the over the Counter Bulletin Board.

Response

Please be advised that the shares of our common stock are now listed on the NASDAQ and the last reported sales price per share of our common stock by the NASDAQ as of June 12, 2008 is $4.74.

Propsectus Summary, page 3

5.	In the first paragraph, please briefly provide more specific information regarding the nature of your business. For example, please disclose the geographic regions in which you operate, whether you construct the buildings in the developments, whether you have a sales force to sell or lease units in the buildings, and whether you perform any type of management services after the units are sold or leased.

Response

Please be advised that we have revised the company overview under the Prospectus Summary to provide more specific information regarding the nature of our business. The Overview now reads as follows on Page 3:

We are a real estate development company doing business primarily in Xi’an, Shaanxi province, located in the northwest part of China. Through our two wholly owned subsidiaries, Xi’an Tsining Housing Development Co., Ltd. (“Tsining”) and Xi’an new land Development Co., Ltd (“New Land”), we are engaged in the development, construction, and sale of residential and commercial real estate units, as well as land development in Shaanxi province, China. Tsining has completed a number of significant real estate development and construction projects in Xi’an, the capital of Shaanxi province. Tsining aims to expand its business into other developing urban markets in western China. New Land develops land and performs infrastructure projects for local governments. The infrastructure projects include but not limited to engineering and installation of water systems, roads, sewer systems, waterway dams and bridges, and public park facilities.

The Company currently hires sales managers and over thirty primarily commission-driven direct sales personnel on site to service prospective clients. Our marketing campaign uses various advertising media to market our property developments, including newspapers, magazines, television, radio, e-marketing and outdoor billboards. In addition, we run a successful membership program which allows existing and potential customers to receive “points” at a discount that can be redeemed for the purchase of our future property. The program provides good indication of project sales and better cash liquidity for our company. After our units are sold or leased, we subcontract property companies to provide management services. To continue to promote brand quality and recognition among customers, we have hired a third-party evaluation company to survey both existing and potential customers in terms of our services and recognition of our “Tsining”brand.

Our corporate offices are located at 6 Youyi Lu, Han Yuan 4th Floor, Xi’an, China. Our telephone number at that location is +86-29-8258-2632.

About Our Recent Placement, page 4

6.	We note your discussion of your private placement which took place on January 28, 2008. Please clearly state that you are registering common stock to underlie the 5.0% Senior Secured Convertible Notes and the Warrants. Please also disclose the conversion price for the notes.

Response

Please be advised that we have revised the second paragraph under the caption of “About Our Recent Private Placement” at page 5 to clearly state that we are registering common stock to underlie the 5.0% Senior Secured Convertible Notes and the Warrants, and the paragraph now reads as follows:

In connection with this transaction, the Company and the Investors entered into a registration rights agreement (the “Registration Rights Agreement”) to register the Common Stock issuable upon conversion of the Notes, the exercise of the Warrants and the payment of interest accrued on the Notes. Pursuant to the terms and conditions of the Registration Rights Agreement, the Company has agreed to register within 60 calendar days after closing shares of Common Stock issuable to the Investors for resale on a Form S-3 Registration Statement to be effective by 180 calendar days or 180 days if the registration statement is subject to a full review by the U.S. Securities and Exchange Commission. The Company shall register an amount of Common Stock for resale that equals at least 125% of the sum of shares issuable upon conversion of the Notes, the exercise of the Warrants and the payment of interest accrued on the Notes. The registration rights granted under the Registration Rights Agreement are subject to customary exceptions and qualifications and compliance with certain registration procedures.

Please be advised that we have also added the conversion price for the 5% Senior Secured Convertible Note in the first paragraph of this section. The conversion price is $5.57 per share.

Cautionary Note Regarding Forward Looking Statements, page 5

7.	In this section and in Management’s Discussion and Analysis of Financial Statements and Results of Operation on page 31, please remove all references to the filing as a Form 10-QSB.

Response

Please be advised that we have removed all references to the filing as a Form 10-QSB in above-mentioned sections.

Risk Factors, page 7

Risks Related to Our Business, page 7

8.	Please include a new risk factor disclosing that you are dependant on third-party subcontractors, manufacturers, and distributors for all construction services and supply construction materials, as disclosed on page F-10.

Response

Please be advised that we have added a new risk factor disclosing that we are dependant on third-party subcontractors, manufacturers, and distributors for all construction services and supply construction materials at page 7 under the caption “Risk Factors.” The paragraph reads as follows:

We are dependant on third-party subcontractors, manufacturers, and distributors for all construction services and supply construction materials, and a discontinued supply of such services and materials will adversely affect our construction projects.

The Company is dependent on third-party subcontractors, manufacturers, and distributors for all construction services and supply construction materials. Construction services or products purchased from the Company’s five largest subcontractors/suppliers accounted for 41% for the year ended December 31, 2006.

Our success depends on our management team and other key personnel…page 9

9.	This risk factor appears generic since all companies rely on their executive management teams. Please disclose how this risk factor specifically applies to your company or remove the risk factor.

Response

Please be advised that we would like to keep this risk factor. Mr. Lu Pingji, our Chairman and Chief Executive Office, is very important to the Company. His ability to continue to lead will have substantial impact on the success of the Company. As clearly indicated by the risk factor, the loss of the services of Mr. Lu Pingji and other key personnel could impede implementation of the Company’s business plan and result in reduced profitability.

The PRC government may adopt further measures…page 10

10.	In this risk factor, please define PBOC, GFA, and SAFE before using their acronyms.

Response

Please be advised that in this risk factor, we have defined the acronyms as follows:

"PROC": People 's Bank of China.

“GFA”: Gross floor area.

"SAFE": State Administration of Foreign Exchange.

Our sales will be affected if mortgage financing becomes more costly…page 10

11.	Please combine this risk factor on page 7 which is entitled “An increase in mortgage interest rates or unavailability of mortgage financing may reduce consumer demand for the company’s homes” since they describe the same risk.

Response

Please be advised that we have removed the risk factor “Our sales will be affected if mortgage financing becomes more costly” at page 10.

China’s economic policies could affect our business, page 11

12.	Please clarify what you mean by “all of our assets are located in the global change on ward China.”

Response

Please be advised that we have revised this sentence on page 11 as the follows:

Substantially all of our assets are located in China.

It may be difficult to effect service of process and enforcement of legal judgments…, page 12

13.	Please combine this risk factor with the risk factor on the same page which is entitled “It will be extremely difficult to acquire jurisdiction and enforce liabilities against our officers, directors, and assets based in China” since they describe the same risk.

Response

Please be advised that we have combined the above two risk factors and the combined factor now reads as follows on page 12:

It may be difficult to effect service of process and enforcement of legal judgments upon our company and our officers and directors because some of them reside outside the United States.

As our operations are presently based in China and some of our key directors and officers reside outside the United States, service of process on our key directors and officers may be difficult to effect within the United States. Also, substantially all of our assets are located outside the United States and any judgment obtained in the United States against us may not be enforceable outside the United States. We have appointed Pingji lu, our Chairman and Chief Executive Officer, as our agent to receive service of process in any action against our company in the United States.

Our stock could be considered to be a “penny stock”, page 13

14.	Please disclose whether your stock is currently classified as a penny stock.

Response

Please be advised that we have added the following sentence at the end of the “penny stock” paragraph on page 43:

As of June 12, 2008, our stock is considered a penny stock because although it is quoted on the NASDAQ, it has a price less than $5.00 per share.

Shares eligible for future sale may adversely affect the market price…page 14

15.	Please revise your discussion of Rule 144 to reflect the most recent amendments, effective February 15, 2008. See SEC Release No. 33-8869.

Response

Please be advised that we have revised our discussion of Rule 144 to reflect the most recent amendments, effective February 15, 2008. The paragraph now reads as follows on page 14:

From time to time, certain of our stockholders may be eligible to sell all or some of their shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act (“Rule 144”), subject to certain limitations. The SEC has recently adopted amendments to Rule 144 which became effective on February 15, 2008. Under these amendments, a person who has beneficially owned restricted shares of our common stock or warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale.

Persons who have beneficially owned restricted shares of our common stock or warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

1% of the total number of securities of the same class then outstanding; or

the average weekly trading volume of such securities during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale.

Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Any substantial sale of common stock pursuant to Rule 144 or pursuant to any resale prospectus may have an adverse effect on the market price of our securities.

Use of Proceeds, page 14

16.	Please clarify here and elsewhere in your document that this prospectus offers shares for resale by the selling shareholders. For example, please clarify the information in the third paragraph under this subheading.

Response

Please be advised that we have added at the beginning of the third paragraph under the caption “Use of Proceeds” the following sentence:

This prospectus relates to the resale by the selling stockholders of up to 3,818,275 shares of our common stock, per vale $0.01 per share, including up to 1,795,835 shares of common stock issuable upon the exercise of common stock purchase warrants.

The same sentence has also been presented at the first paragraph of the prospectus’ cover page.

Selling Stockholders, page 15

17.	We note your statement “except as set forth below, the selling stockholders are not registered broker-dealers.” If any of the selling shareholders are broker dealers, please state that they are underwriters with respect to the shares that they are offering for resale. If any of the selling shareholders are affiliates of registered broker-dealers, please revise to disclose the following:

•	that the selling shareholders purchased in the ordinary course of business; and

•	that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If the selling shareholders are unable to make these representations, please state that they are underwriters. If none of the selling shareholders are broker-dealers or affiliates of broker-dealers, please remove the “except as set forth below” qualifier.

Response

Please be advised that we have removed the “except as set forth below” qualifier.

Our Recent Private Placement, page 16

18.	Please clarify what you mean by your statements in the first and second paragraphs that “we issued in connection with our private placement shares of our common stock” and “our common stock was offered for an aggregate purchase price of $20,000,000 of principal amount of Notes and related Warrants to be purchased by such Buyer at the Closing.” It appears that you only issued notes that are convertible into shares of the company’s common stock and warrants that may be exercised to acquire shares of your common stock.

Response

Please be advised that we have revised the statements in the first and second paragraphs as the follows:

We issued in connection with our private placement senior secured convertible notes and related warrants with an aggregate principal amount of $20 million.

Our senior secured convertible notes and related warrants were offered for an aggregate purchase price of $20,000,000 to be purchased by such Buyer at the Closing.

19.	Much of the disclosure in this section appears to have been copied directly from the purchase agreement into the prospectus. For example, you refer to paragraph 8 in the “Call Option” section and Section 2.5 in part (b) under “Piggyback Registrations.” Your prospectus should be addressed to your public investors and should not merely replicate portions of other agreements. Please revise this section to explain the material terms of the private placement, including the securities that you sold. We may have additional comments when we have reviewed your new disclosure.

Response

Please be advised that we have revised the following paragraphs in this section to better explain the material terms of the private placement:

EXEMPTION FROM REGISTRATION. As described under “Prospectus Summary — About Our Recent Private Placement”, we issued in connection with our private placement senior secured convertible notes and related warrants with an aggregate principal amount of $20 million, in accordance with and in reliance upon the exemption from securities registration afforded by Regulation D, Rule 506 promulgated by the Securities and Exchange Commission (the “SEC” or the “Commission”).

PURCHASE PRICE. Our senior secured convertible notes and related warrants were offered for an aggregate purchase price of $20,000,000 to be purchased by such Buyer at the Closing.

NUMBER OF SHARES BEING REGISTERED IN CONNECTION WITH THE SECURITIES PURCHASE AGREEMENT. The Securities Purchase Agreement provides that our company shall file with the Commission a registration statement registering the shares of common stock issued in connection with the private placement (the “Registrable Securities”) for unrestricted distribution and public resale by the holders of such Registrable Securities, namely a total of 3,818,275 shares of common stock, including 1,796,835 for shares underlying the Warrants.

SENIOR CONVERTIBLE NOTES ISSUED IN CONNECTION WITH THE SECURITIES PURCHASE AGREEMENT. The Notes with an aggregate principal amount of $20 million bear initial interest at 5% per annum of the RMB Notional Principal Amount, which begins accruing on the issuance date and shall be computed on the basis of a 360-day year and twelve 30-day months. They will be payable quarter-annually in lawful money of the United States on each calendar quarter and on the Maturity Date, in each case in an amount equal to the amount of such interest as expressed in RMB multiplied by the US$/RMB Exchange Rate as of the applicable Interest Exchange Rate Determination Date, as set forth on the Notes. $9 million of the Notes are convertible into common stock and carry an initial conversion price of $5.57 per share, which can be increased if certain stock price thresholds are met. Additionally, forced conversion can also occur at the Company’s discretion if certain stock price thresholds are met.

WARRANTS ISSUED IN CONNECTION WITH THE SECURITIES PURCHASE AGREEMENT. Each investor who has been issued a Warrant in the private placement is granted the right to purchase in the aggregate up to a maximum additional 1,796,835 shares of our common stock. The Warrant entitles its holder to one share of our common stock upon exercise. The Warrants may be exercised at any time on or after the initial exercise eligibility date of January 28, 2008 to and including February 28, 2013, at an exercise price of $6.07 per share. The number of shares attached to the Warrants will be adjusted due to dividends and changes in our capital stock structure.

CALL OPTION. At any time, the Company shall have the option to redeem, in its sole and absolute discretion, up to 55% of the face amount of the Convertible Note at par (the “Redemption Amount”), plus any accrued and unpaid interest to the redemption date.. To make such prepayment, the Company must give written irrevocable notice to the holder of its intent to redeem the Convertible Note not later than 20 days prior to the redemption date. Such redemption shall be applied to all Convertible Notes, pro rata, based on the respective face amounts thereof.

PIGGYBACK REGISTRATIONS. If we register any securities for public sale, holders of registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right, subject to specified conditions, to limit the number of registrable securities such holders may include. Additionally, piggyback registration rights are subject to delay or termination under certain circumstances.

Business, page 20

20.	Please provide significantly more information about your actual business activities. It may be helpful to use one of your completed property development projects and briefly explain the development process, from choosing the land and obtaining permits to building and selling the finished residential or commercial units. You should also clarify the nature of your properties. Your completed and current project descriptions suggest that your properties are apartments or apartments and retail space, while footnote 1 to the audited financials statements mentions condominiums, town homes and single-family homes. You should also clarify how the units are built and by whom and the extent to which they are sold or leased. We may have additional comments upon review of your response.

Response

Please be advised that currently our properties are apartments and retail space and we will update and delete any reference to condominiums, town homes and single-family homes in the future financial statements.

Please be advised that we have revised our business description to provide more information about our actual business activities. We have added the following chart on page 23:

Our Property Development Operations

The following is a typical process of our project development:

        Please be advised that we have also updated the following paragraphs to provide more information about our business activities starting at page 23:

Property Development Projects

A.	Completed Property Development Projects

From 1999 to 2007 we have completed 7 projects. The completed projects are in downtown Xi’an and have prices per square foot that were higher than the regional average. All seven projects included secured parking, cable TV, hot water, heating systems, and access to natural gas.

1) Tsining Mingyuan: 8 East Youyi Road, Xi’an. The construction area is 571,078 square feet, which include 514,891 square feet residential and 56,187 square feet commercial. Mingyuan is a residential complex consisting of 303 apartments with 514,891 square feet ranging from two to four bedrooms (950 to 1,800 square feet in size), and also 56,187 square feet commercial. Construction commenced in March 1998 and was completed in April 2000. By far the residential and commercial have generated a total sales of US$20.25 million with an average price of US$40 per square foot.

2) Lidu Mingyuan: 25 East Mutoushi, Xi’an. Located in the prime commercial area near the historic Bell Tower. The project covers 1.3 acres, a building area of 89,163 square feet, including 56 apartments (82,772 square feet ranging from two to four bedrooms) and 6,391 square feet commercial area. The project construction began in October 2000 and was completed in November 2001. By far all residential and commercial units were sold out. The total sales was US$4.14 million, with an average price of US$46.48 per square foot.

3) Tsining Hanyuan: 6 East Youyi Road, Xi’an. Hanyuan is a 374,985 square feet residential complex, located in the south of Xi’an, noted for schools and universities. The project construction was started in February 2002 and completed in December 2003. It is comprised of 238 two and three bedroom residential apartments (ranging from 1,140 to 1,800 square feet in size) in a total of 338,788 square feet and 36,196 square feet commercial. The residential apartments were sold at an average price of US$45 per square foot generating total sales of US$15.16 million; for commercial, 23% was sold and 77% was remained for rental and self-use.

4) Tsining Home IN: 88 North Xingqing Road, Xi’an. Home IN is a 323,696 square feet residential complex, located near the city center. The Home IN project consists of 215 two and three bedroom western-style residential apartments (ranging from 1,120 to 1,920 square feet in size) in a total of 291,428 square feet, and 32,267 commercial area. The project construction was completed in December 2003, and generated sales of US$42.60 per square foot for a total of US$13.79 million.

5) Tsining GangWan: 123 Laodong Road, Xi’an. Less than one mile from the western hi-tec industrial zone, GangWen as residential and commercial complex spans three acres and is comprised of eight buildings with a total construction area of 449,962 square feet. The project construction began in April 2003 and was completed in December 2004. GangWan has 466 residential apartments with 438,620 square feet (ranging from one to three bedrooms and 430 to 1,430 square feet in size), and 11,341 square feet commercial area. By far all residential were sold out, generating US$ 18.27 million sales with an average price of US$41 per square foot.

6) Tsining 24G: 133 Changle Road, Xian. 24G is a redevelopment of an existing 26 floor building, located in the center of the most developed commercial belt of the city. This upscale development will include secured parking, cable TV, hot water, air conditioning, natural gas access, internet connection, and exercise facilities. Its target customers are white collar workers, small business owners, traders and entrepreneurs. Total square footage available for hotel use was 239,173 square feet. In addition, the commercial area of 24G covers 199,395 square feet, will house electronic products retailers, clothing stores, convenience stores and restaurants in our ground-level retail space. The project started construction in June 2005 and was completed in June 2006. As of December 31, 2007, 44% area was sold out.

7) Tsining JunJing Garden I: 369 North Jinhua Road, Xi’an. It is the first German style residential & commercial community in Xi’an, designed by the world-famous WSP architect design house. Its target customer is local middle-income families. The project has 15 residential apartment buildings consisting of 1,230 one to five bedroom apartments, ranging from 505 to 3,787 square feet in size. The Garden will feature secured parking, cable TV, hot water, heating systems, and access to natural gas. Total square footage available for residential use was 189,772. JunJing Garden I was also a commercial venture that will house small businesses serving the needs of JunJing Garden I residents and surrounding residential communities. Total commercial space was 289,100 square feet, and we expect to keep 128,273 square feet of commercial space to house a supermarket and other retailers generating annual rental income. The project was completed in September 2006. As of December 31, 2007, 83% area was sold out.

B.	Projects Currently Under construction

The following are projects under construction which will contain both residential housing and retail space:

1) Baqiao New Development Zone. On March 9, 2007, we entered into a Shares Transfer Agreement with the shareholders of New Land, pursuant to which the Company has acquired 32,000,000 shares of New Land, constituting 100 percent equity ownership of New Land. This acquisition give the company to secure an exclusive right to develop and sell 487 acres of land in a newly designated satellite city of Xi’an, and represents a major growth opportunity for the Company. Xi’an city has designated Baqiao as a major resettlement zone where it expects 900,000 middle to upper-income people to settle into this area. Xi’an government intends to generate the similar type of success that Pudong has done for Shanghai as it has engendered new economic dynamics into Shanghai and created a new satellite city that supplements the housing demands of a growing Shanghai. The Xi’an municipal government plans to invest 50 billion RMB (over $6 billion) in infrastructure in this area. The construction of a large-scale public wetland park is well underway that will embellish the natural environment surrounding Baqiao. Through New Land’s subsidiary we have sold approximately 18.4 acres of land to another developer, generating about $24.41 million revenue. This further validated our hybrid business strategy. We plan to start co-developing and self-developing the rest of the land in the coming years.

2) JunJing Garden II: 38 East Hujiamiao, Xian Set on 18 acres of land. It is the first Canadian style residential community with “green and energy-saving” characters. Its target customer: local middle-income family. Located near JunJing Garden I, this complex will consist of 2,119 one to five bedroom apartments. The apartments will offer secured parking, cable TV, hot water, heating systems, and access to natural gas. Set on 18 acres, total square footage available for sale is expected to be 2,624,557 Square Footage, residential will be 2,520,508 Square Footage and commercial will be 104,049 Square Footage. The project started construction in July 2007 and plan to be completed in December 2009. In September, 2007, the Company began to offer select ‘club members’ the opportunity to secure a purchase right for a unit in the highly sought-after JunJing Garden II development for an initial cash payment of 100,000 RMB or approximately $13,300 USD.

C.	Project Development Pipeline

We have purchased the additional parcel of land in Xi’an in anticipation of the development of the following residential properties. The completion of such projects is subject to adequate financing, permits, licensing and certain market conditions:

1) Yijing Garden: 14 Jiangong Road, Xi’an. Set on 15 acres of land, Yijing Garden Located at one of the best residential areas in the city, surrounded by universities and park. We have received the certificate for land use in 2004. Its target customer: Middle/High income family. Yijing Garden will consist of 1,500 apartments ranging from two to four bedrooms. Total square footage will be 2,039,793. Secured parking, cable TV, hot water, heating systems, and access to natural gas are included. Construction is set to begin in October 2008 and completed in December 2010.

21.	Please disclose the extent to which your business is seasonal. See Item 101(c)(1)(v) of Regulation S-K.

Response

Please be advised that we have disclosed at page 26 that our business is not seasonal.

Research and Development, 24

22.	Please note that this section requires disclosure of any research and development expenses for the past three years. See Item 101(c)(1)(xi) of Regulation S-K.

Response

Please be advised that we have revised the disclosure under the subheading “Research and Development” at page 26. The paragraph now reads as follows:

We have not had any material research and development expenses over the past three years. Due to the characteristics of the housing and land development industry, “R&D” primarily consists of marketing study. The funding of our marketing study comes from our operating cash flow and the expenses have not been material.

Competition, page 24

23.	Please disclose the principal methods of competition in residential and commercial real estate development. See Item 101(c)(1)(x) of Regulation S-K.

Response

Please be advised that we have added the following sentences at the end of the last paragraph of the section at page 27 to disclose our principal methods of competition:

Our principal methods of competition include lower price and high quality of construction standard and services. We engage in large scale real estate development so that we can build and offer to sell on an economic scale.

Management, page 26

24. We note that your convention for identifying your executive officers and directors (last name first or first name first) varies throughout this section. Please be sure to refer to them consistently throughout the filing to avoid confusion.

Response

Please be advised that we have revised the names throughout the section to make them consistent.

25.	In the background section, please disclose the period during which Mr. Lu Pingii has served as Chief Executive Officer.

Response

Please be advised that we have disclosed in the background section at page 29 the period during which Mr. Lu Pingji has served as Chief Executive Officer. He has served as Chief Executive Officer since September 1999.

26.	For the following persons, please be sure to provide the starting and ending dates for their employment with Xian Newstar Real Estate Development Co. Ltd.

• Pingji luo • Xiao Genxiango • Feng Xiahong

Response

Please be advised that we have provided the above three persons’ starting and ending dates for their employment with Xi’an Newstar Real Estate Development Co. Ltd in the background section.

27.	For the following persons, please be sure to provide their ages, the period during which they have served as a director of your company, and their business experience and principal employment during the past five years, with relevant dates.

• Carolina Ying Chi Woo • Michasel Mark • Suiyin Gaoo • Edward Meng

Response

Please be advised that we have revised substantially the background section starting on page 29 to update the officers and directors’ background information and have also provided the above four persons’ ages, the period during which they have served as a director, and their business experience and principal employment during the past five years.

28.	Please provide the corporate governance information required by sections (a) and (e) (4) of Item 407 of Regulation S-K.

Response

Please be advised that we have provided the following information required by sections (a) and (e)(4) of Item 407 of Regulation S-K at page 31:

The following table sets forth all our independent directors of the Board of Directors and their positions at the Compensation, Nominating and Audit Committees.

Independent Directors	Title	Service in committee
Mr. Edward Meng	Independent Director	Chairman of Audit Committee; Member of Compensation Committee

Mr. Michael Marks	Independent Director	Chairman of Compensation Committee; Member of Audit Committee

Mr. Carolina Woo	Independent Director	Member of Audit Committee; Member of Nominating and Governance Committee

Mr. Suiyi Gao	Independent Director	Chairman of Nominating and Governance Committee; Member of Compensation Committee

Foreign Currency Exchange Rate Risk, page 26

29.	Please revise this discussion to include information that is required by Item 305 of Regulation S-K. For example, you should disclose any assumptions you are making that would be necessary for investors to understand the basis for your view that effect of any depreciation in RMB “would be small.”

Response

Please be advised that we have removed the sentence “[h]owever, the effect would be small” from page 28.

Executive Compensation, page 28

30.	Please revise your disclosure to provide all executive compensation information required by Item 402 of Regulation S-K, including, but not limited to, a compensation discussion and analysis. Please note that your summary compensation table should cover each member of the board of directors who receives compensation for his service as a director.

Response

Please be advised that we have revised the Executive compensation section to provide all executive compensation information required by item 402 of Regulation S-K. Specifically, we have added the following narrative to accompany the Summary Compensation Table on page 31:

Executive Compensation

        The primary objective of our executive compensation program is to attract and retain an excellent management team that has key attributes such as business acumen, industry experience, personal integrity, the ability to recognize and make the most of the talent within the Company, and is motivated to work as a team and achieve results. A further objective of our compensation program is to provide incentives and reward each member of the management team for their contribution. In addition, we strive to promote an ownership mentality among key leadership and the Board of Directors.

        The key elements of compensation for the executive officers are a base salary, an annual bonus paid in cash and a long-term incentive award denominated and usually paid in shares of company stock. The executive officers are also eligible for certain other benefits and perquisites that are intended to be a part of a competitive compensation package that provides health, welfare, savings and retirement programs comparable to those provided to employees and executives at other companies in our industry. Some elements of compensation are related, meaning that the value of one element affects the value of another element. For example, increasing base salary increases target bonus opportunities as well as savings, pension and disability benefits. Increasing bonuses also increases pension and savings plan benefits, but long-term incentive awards are excluded from both of these plans.

        Our Compensation Committee reviews and approves, or in some cases recommends for the approval of the full Board of Directors, the annual compensation for our Executive Officers. Regarding most compensation matters, including executive and director compensation, our management provides recommendations to the Compensation Committee; however, the Compensation Committee does not delegate any of its functions to others in setting compensation. Our Compensation Committee does not include any Executive Officers.

        In measuring our Executive Officers’ contributions, the Compensation Committee considers numerous factors including our growth, strategic business relationships and financial performance. As part of its processes and procedures, the Compensation Committee, with assistance from independent advisors and Company personnel,

Reviews the peer group of companies to benchmark Company performance and executive officer compensation,

Reviews executive officer compensation to ensure that a significant portion is performance-based to create incentives for above-target performance and consequences for below-target performance,

Reviews tally sheets of total compensation and benefits for each executive officer to ensure the Committee understands all aspects of each executive officer’s total compensation,

Approves incentive plans’ performance targets, which are linked to Company performance,

Confirms with the Committee’s independent compensation consultant that total compensation paid to the Chief Executive Officer and the other executive officers is appropriate based on the Company’s performance relative to that of the peer group as measured by financial metrics, including stockholder returns, over one-year and longer periods, and

Approves base salary adjustments and also approves annual and long-term incentive award payouts for each year based on actual performance achieved relative to the pre-established performance targets and evaluation of individual performance.

        We have no individual agreements, arrangements or other programs in which additional compensation is paid upon entering into or completing a change-in-control of the Company, nor is additional compensation or severance payable in the event of termination of employment following a change-in-control of the Company beyond amounts otherwise payable upon termination of employment.

        The Company has entered into employment agreements and severance compensation arrangements with some of the named executive officers. Based on research on the peer group and general industry conducted by the consultant and the Committee’s own experience, the Company believes that pre-established severance arrangements provide assurances of fair treatment to the executives and help retain key executives for the benefit of the Company. Such agreements support the development of an experienced management team and are competitive with practices among the peer group.

        The Committee has developed the following guidelines for the Company to limit compensation in severance agreements.

Employment and severance agreements are used only for a limited group of executives.

Termination of employment for cause should result in the forfeiture of all unpaid compensation, all unpaid cash or stock incentive compensation, and the Company may consider forfeiture of certain benefits that are not protected by federal or state law.

Death or disability should normally result in payment of compensation earned through that date, plus cash and stock compensation and other employee benefits under the terms and conditions of those plans.

Voluntary termination of employment or retirement should normally result in payment of compensation earned through that date, plus other vested employee benefits under the terms of the applicable plans and, in the case of retirement, accrued bonus and stock compensation under the terms of the applicable plans.

For involuntary termination of employment without cause, the value of cash severance arrangements should be limited to compensation normally payable through the end of the employment agreement, but generally not less than one year’s base salary and target bonus. Stock compensation should follow the vesting rules set by the Committee in the stock grant’s terms and conditions, although the Committee varies from this practice depending on the facts and circumstances. Employee benefits remain payable under the terms and conditions of the benefit plans.

        The following table sets forth all compensation paid in respect of our Chief Executive Officer and those individuals who received compensation in excess of $100,000 per year (collectively, the Named Executive Officers) for our last three completed fiscal years. The compensation is comprised of base salary and bonus.

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compen- sation ($)	Nonqualified Deferred Compen- sation Earnings ($)	All Other Other Compen- sation ($)	Total ($)
Pingji Lu	2007		$20,108	N/A	N/A	N/A	N/A	N/A	N/A		$20,108
Chairman & CEO	2006		$17,136	N/A	N/A	N/A	N/A	N/A	N/A		$17,136
	2005		$17,136	N/A	N/A	N/A	N/A	N/A	N/A		$17,136

Genxiang Xiao	2007		$12,411	N/A	N/A	N/A	N/A	N/A	N/A		$12,411
Chief Administrative	2006		$14,051	N/A	N/A	N/A	N/A	N/A	N/A		$14,051
Officer and Director	2005		$14,051	N/A	N/A	N/A	N/A	N/A	N/A		$14,051

Xiaohong Feng	2007		$19,624	N/A	N/A	N/A	N/A	N/A	N/A		$19,624
Chief Operating Officer &	2006		$15,596	N/A	N/A	N/A	N/A	N/A	N/A		$15,596
Board Member	2005		$15,596	N/A	N/A	N/A	N/A	N/A	N/A		$15,596

Yulong Wan	2007		$1,853	N/A	N/A	N/A	N/A	N/A	N/A		$1,853
Chief Financial Officer Notes: Working Period (Jan to Apr, 2007)	2006		$7,390	N/A	N/A	N/A	N/A	N/A	N/A		$7,390
	2005		$7,390	N/A	N/A	N/A	N/A	N/A	N/A		$7,390

Zhiyong Shi	2007		$1,545	N/A	N/A	N/A	N/A	N/A	N/A		$1,545
Vice President, Chief Legal Notes: Working Period (Jan to Apr, 2007)	2006		$8,914	N/A	N/A	N/A	N/A	N/A	N/A		$8,914
Counsel and Board Member	2005		$8,914	N/A	N/A	N/A	N/A	N/A	N/A		$8,914

Carolina Woo	2007		$3,333	N/A	N/A	N/A	N/A	N/A	N/A		$3,333
Independent director of the Board	2006	$	N/A	N/A	N/A	N/A	N/A	N/A	N/A	$	N/A
Notes: Working Period (Nov to Dec, 2007)

Edward Meng	2007		$5,000	N/A	N/A	N/A	N/A	N/A	N/A		$5,000
Independent director of the Board	2006	$	N/A	N/A	N/A	N/A	N/A	N/A	N/A	$	N/A
Notes: Working Period (Nov to Dec, 2007)

Michael Marks	2007		$2,500	N/A	N/A	N/A	N/A	N/A	N/A		$2,500
Independent director of the Board	2006	$	N/A	N/A	N/A	N/A	N/A	N/A	N/A	$	N/A
Notes: Working Period (Nov to Dec, 2007)

Suiyin Gao	2007		$2,500	N/A	N/A	N/A	N/A	N/A	N/A		$2,500
Independent director of the Board	2006	$	N/A	N/A	N/A	N/A	N/A	N/A	N/A	$	N/A
Notes: Working Period (Nov to Dec, 2007)

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 31

31.	Please note that this section should cover the same three year period covered in the financial statements. See Instruction No. 1 to Item 303(a) of Regulation S-K. Please revise this section to compare the results of operation for (i) fiscal year ended December 31, 2007 to fiscal year ended December 31, 2006; and (ii) fiscal year ended December 31, 2006 to fiscal year ended December 31, 2005.

Response

Please be advised that we have revised MD&A section to compare the results of operation for the last three years starting at page 35.

32.	Please provide tabular disclosure of your contractual obligations as required by Item 303(a)(5) of Regulation S-K.

Response

Please be advised that the following table has been provided at page 42:

Obligations Due by Period	Total	‹ 1 yr	1-3 yrs	4-5 yrs
Current liabilities
Accounts payable	$9,311,995	$9,311,995	—	—
Income and other taxes payable	$22,711,981	—	$22,711,981	—
Other payables	$3,881,137	—	$3,881,137	—
Advances (deposits) from customers	$5,258,351	—	$5,258,351	—
Accrued expenses	$1,903,451	$1,903,451	—	—

Long-term liabilities
Warranties liabilities	$2,631,991	—	—	$2,631,991
Deferred tax	$15,907,880	—	$15,907,880	—

Long-term debt
Loans payable	$14,120,034	$14,120,034	—	—
Loans payable to New
Land's previous shareholders	$11,413,229	—	$11,413,229	—
Loans from employees	$2,388,862	—	—	$2,388,862
Total	$89,528,911	$25,335,480	$59,172,578	$5,020,853

33.	On page 32, please clarify the square footage number that corresponds with the over 250 units that were pre-sold as of September 30, 2007.

Response

Please be advised that in the updated “Projects Currently Under Construction” section at page, the related square footage number has been deleted.

Liquidity and Capital Resources, page 36

34.	We note the dates that the future scheduled maturities of mortgages are payable. Please revise, if necessary, the last two dates.

Response

Please be advised that we have revised the last two dates at page 40 under the Caption “Financial Obligation.” They are December 31, 2007 and June 14, 2008, respectively.

35.	Please discuss short term and long term liquidity. See Instruction No. 5 to Item 303(a) of Regulation S-K.

Response

Please be advised that we have addressed the short- and long-term liquidity issue on page 40. The discussion is as follows:

Liquidity and Capital Resources

Our principal demands for liquidity are for development of new properties, property acquisitions, and general corporate purposes.

As of December 31, 2007, we had $2,452,366 of cash and cash equivalents on hand, an increase of $964,462 compared to $1,487,904 of cash and cash equivalents on hand as of December 31, 2006.

Financial obligations

As of December 31, 2007, we had total mortgage indebtedness of $14,120,034 with a weighted average interest rate of 10.30 percent. Future scheduled maturities of mortgages payable were as follows:

December 31, 2007 — $5,483,508, for which the new one-year extension is in process; June 14, 2008 — $3,427,193; and August 7, 2008 — $5,209,333.

The mortgage debt is secured by the assets of the Company.

36.	We note your involvement through your ownership of Xi’an New Land Development Co., Ltd., in the development of the BaQiao Science and Technology Industrial Park. Please be sure to describe any material commitments for capital expenditures as of the end of the latest fiscal period, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. See Item 303(a)(2)(i) of Regulation S-K.

Response

Please be advised that we have added the following disclosure at page 42 to describe material commitments for capital expenditures as of the end of the first quarter of 2008, the general purpose of such commitments and the anticipated source of funds.

The Xi’ an municipal government plans to invest 50 billion RMB (over $6 billion) in infrastructure in this area. Through New Land’s subsidiary we have sold approximately 18.4 acres of land to another developer, which generate about $24.41 million revenue. We are currently self-sufficient in this development project. We intend to use co-development strategy to fund the rest of the project. We plan to start co-developing and self-developing the rest of the land in the coming years.

Indemnification of Directors and Officers, page 37

    37.        Please move this section to Part II of the registration statement. See Instructions to Form S-1, available at http://www.sec.gov/about/forms-1.pdf.

Response

Please be advised that we have moved this section to Part II of the registration statement at page II-1.

Legal Proceedings, page 40

38.	Please either disclose the legal proceedings you are aware of that will have a material adverse effect on your business or remove the qualifier “except as disclosed below”.

Response

Please be advised that we have removed the qualifier “except as disclosed below” at page 44.

Certain Relationships and Related Transactions, Page 40

39.	In this section, please disclose the loans you have received from your employees, as described on pages F-19 and F-40 and any other relationships or transactions covered by Item 404 of Regulation S-K.

Response

Please be advised that we have revised the section to disclose the loans and other related transactions. The section reads as follows starting at page 44:

The Company has borrowed monies from certain employees to fund the Company’s construction projects. The loans bear interest ranging between 7% to 12% and the principal matures within one to three years. At December 31, 2006, loan from employees amounted to $1,037,842. Total interest expense on these loans amounted to $80,440 and $117,602 for 2006 and 2005, respectively. The following table sets forth all loans the Company and New Land, its subsidiary, have made with their employees during the period for which this report is provided.

Tsining
			Ex rate:7.2946
Employee			Borrow Date
	Balance(RMB)	Balance(USD)	(mm.dd.year)	Interest Rate
Zhiyong Shi	350,000	47,981	6.30.06	7%
	3,091	424	6.30.06	7%
	160,000	21,934	12.31.06	8%
Genxiang Xiao	300,000	41,126	12.28.05	10%
	200,000	27,418	12.28.05	10%
	250,000	34,272	12.23.05	10%
	100,000	13,709	12.23.05	10%
Xiaohong Feng	1,300,000	178,214	4.10.06	10%
Sheng Lei	70,000	9,596	7.23.07	10%
Dunjia Shangguan	300,000	41,126	4.22.03	12%
Lijun Lu	30,000	4,113	4.29.05	10%
	50,000	6,854	12.14.05	10%
Yan Huang	30,000	4,113	4.28.05	10%
Bing Luo	60,000	8,225	10.25.02	12%
	6,016	825
Enhu Fan	200,000	27,418	4.28.06	10%
Qinghai Fan	4,539	622
Weiping Fu	215,000	29,474	6.1.04	12%
	60,000	8,225	1.10.06	12%
	30,000	4,113	1.10.06	12%
	30,000	4,113	3.1.06	12%

Li Li	40,000	5,484	10.28.02	12%
	4,011	550
Qiang Tong	65,000	8,911	11.4.02	12%
	10,000	1,371	4.14.03	12%
	21,877	2,999
Gensheng Yang	300,000	41,126	6.11.02	10%
Huamin Tian	1,100,000	150,796	5.12.03	12%
Pingzhang Zhao	130,000	17,821	12.31.05	12%
Hongyan Wang	4,978	682
Jing Fan	200,000	27,418	2.1.07	10%
Fengrong Jiao	32,661	4,477		12%
	70,000	9,596	10.25.02	12%
	50,000	6,854	1.17.04	12%
	210,000	28,788	6.28.04	12%
Wenji Lu	21,488	2,946
	105,000	14,394	10.30.02	12%
Xiaoping Zhu	5,456	748
Xingfa Li	70,000	9,596	4.29.03	12%
Yang Xue	4,800	658
	50,000	6,854	5.6.03	12%
Ying Gao	40,000	5,484	5.8.03	12%
Weiqi Hui	4,800	658
Pengyun Gao	120,000	16,451	9.21.07	10%
Ming Hui	220,000	30,159	12.31.05	12%
Yalin Wang	19,200	2,632
	200,000	27,418	12.31.05	10%
Jianming Li	90,000	12,338	5.13.05.	7%
Lin Hao	30,000	4,113	1.4.06	7%
Xiaoling Hou	64,627	8,860	7.28.06	10%
Ye Wu	1,000,000	137,088	11.30.05	10%
Zhongxue Xiguang	16,972	2,327
Liexiang Chen	500,000	68,544	12.27.06	10%
	417	57
Yongan Chang	200,000	27,418	4.2.07	10%
Fang Shen	100,000	13,709	4.24.07	10%
Yong Ma	171,309	23,484
Dian Gao	900,000	123,379	12.5.07	10%
Yongxiang Zhang	5,720	784
Yuewu Bian	3,834	526
	300,000	41,126	4.26.06	10%
	100,000	13,709	7.25.07	10%
Total		1,416,225

NewLand
					Ex rate:7.2946
Number	Year	Month	Day	Name	Balance (RMB)	Balance (USD)
1	2006	2	23	Ganming Yi	300,000	41,126
2	2006	2	27	Ganming Yi	210,000	28,788
3	2006	2	24	Aiguo Fu	120,000	16,451
4	2006	2	24	Xuesong Li	130,000	17,821
5	2006	2	24	Yuan Jiao	60,000	8,225
6	2006	4	11	Yuan Jiao	40,000	5,484
7	2006	2	25	Xuesong Li	50,000	6,854
8	2006	2	28	Xuesong Li	50,000	6,854
9	2006	3	3	Zhiyong Shi	150,000	20,563
10	2006	3	31	Yuan Jiao	70,000	9,596
11	2006	2	28	Wen Liu	20,000	2,742
12	2006	3	3	Aiguo Fu	20,000	2,742
13	2006	3	4	Aiguo Fu	100,000	13,709
14	2006	1	24	Yuewu Bian	190,000	26,047
15	2006	3	8	Xuesong Li	140,000	19,192
16	2006	3	9	Xiaoning Tang	50,000	6,854
17	2006	3	13	Xiaoning Tang	20,000	2,742
18	2007	4	3	Xijing Tao	200,000	27,418
19	2006	3	14	Junfeng Qiao	150,000	20,563
20	2006	3	10	Jing Lu	150,000	20,563
21	2006	3	18	Xiaoning Tang	50,000	6,854
22	2006	3	20	Xuesong Li	40,000	5,484
23	2006	3	23	Ganming Yi	240,000	32,901
24	2006	3	25	Aiguo Fu	500,000	68,544
25	2006	3	1	Pengfei Liu	10,000	1,371
26	2006	4	10	Xuesong Li	30,000	4,113
27	2006	4	10	Meng Luo	200,000	27,418
28	2007	4	9	Yan Tao	70,000	9,596
29	2006	4	25	Runsheng Lu	45,000	6,169
30	2006	4	29	Lijun Lu	20,000	2,742
31	2006	5	12	Qiang Tong	10,000	1,371
32	2006	5	11	Aiguo Fu	110,000	15,080
33	2006	5	15	Meng Luo	200,000	27,418
34	2006	5	16	Xuesong Li	50,000	6,854
35	2006	5	16	Guowang Lv	30,000	4,113

36	2006	5	17	Xuesong Li	30,000	4,113
37	2006	5	17	Xiaowei Wang	70,000	9,596
38	2006	5	24	Xuesong Li	50,000	6,854
39	2006	6	8	Yongxiang Zhang	20,000	2,742
40	2006	6	5	Shangyuan Wan	320,000	43,868
41	2006	6	5	Genxiang Xiao	100,000	13,709
42	2006	6	12	Aiguo Fu	500,000	68,544
43	2006	6	14	Aiguo Fu	100,000	13,709
44	2006	8	23	Xuesong Li	100,000	13,709
45	2006	10	25	Hua Chen	100,000	13,709
46	2006	10	31	Yongxiang Zhang	30,000	4,113
47	2006	11	22	Delin Chen	150,000	20,563
48	2007	6.12	30	Zhiyong Shi	200,000	27,418
49	2007	6.11	22	Zhiyong Shi	100,000	13,709
50	2007	2	14	Meng Luo	200,000	27,418
51	2007	3	22	Qian Xue	150,000	20,563
52	2007	7	16	Xiuqin Wang	110,000	15,080
53	2007	7	24	Xijing Tao	100,000	13,709
54	2007	8	29	Jin’e Li	100,000	13,709
55	2007	8	29	Chenyang Zhang	200,000	27,418
56	2007	9	1	Yongan Su	20,000	2,742
57	2007	11	5	Fang Shen	100,000	13,709
58	2007	12	5	Fengrong Jiao	320,000	43,868
59	2007	12	12	Jiaqun Zhou	100,000	13,709
Total					7,095,000	972,637

The following two tables set forth the name of the employee, the basis on which the employee is a related person, and the approximate dollar value of the amount involved in the loan:

First name	Last name	Title
Xiaohong	Feng	Chief Operating Officer & Board Member
Genxiang	Xiao	Chief Administrative Officer and Director

First name	Last name	Amt. (USD)	DATE	Title
Xiaohong	Feng	185,714	04/10/2006	Chief Operating Officer & Board Member
Genxiang	Xiao	121,428	12/23/2005	Chief Administrative Officer and Director

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 41

40.	Since you have changed accountants in the past two years, please include, as an exhibit to this registration statement, the letter required by Item 304(a)(3) of Regulation S-K.

Response

Please be advised that we have included our current auditor’s consent as Exhibit 23.1. We have requested our previous auditors to provide their consents and will file their consents together with our next amendment

Additional Information, page 42

41.	Please revise the second paragraph to reflect that you are already required to file reports under the Securities Exchange Act. Please identify the reports that you file with the Commission. Additionally, please also disclose the information required by Item 101(f) of Regulation S-K.

Response

Please be advised that we have revised the second paragraph. The paragraph reads as follows at page 48:

We file annual, quarterly and current reports, and other information with the SEC. Our filings are available to the public at the SEC’s website at http://www.sec.gov . You also may read and copy any document we file at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Further information on the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

Recent Sales of Unregistered Securities, page II-1

42.	For the January 28, 2008 Securities Purchase Agreement, please name the persons or identify the class of persons to whom the securities were sold and the number of warrants sold. Please also disclose which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. Lastly, please disclose the terms of conversion for the 5.0% Senior Secured Convertible Notes. See Item 701 of Regulation S-K.

Response

Please be advised that we have disclosed the following at page II-2:

The Company’s 5.0% Senior Secured Convertible Notes were purchased by the following investors: Whitebox Intermarket Partners, LP, Whitebox Convertible Arbitrage Partners, LP, Whitebox Hedged High Yield Partners, LP, Whitebox Special Opportunities Fund Series B Partners, LP, Pope Investments II, LLC, Berlin Income, L.P., Berlin Capital growth, L.P., Thomas G. Berlin, and Eastern Management & Financial, LLC. The shares of Common Stock covered by warrants were 1,437,467 in total. The securities were being offered and sold in reliance upon the exemptions from securities registration afforded by Section 4(2) of the Securities Act and Rule 506 under Regulation D. All securities were sold to accredited investors and the Company did not use general solicitation or advertising to market the securities.

Undertakings, page II-3

43.	Please revise this section to follow the precise language contained in Item 512 of Regulation S-K. Please also revise to remove any references to the small business issuer.

Response

Please be advised that we have revised this section to follow the language contained in Item 512 of Regulation S-K. The section now reads as follows:

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement(or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the undersigned Registrant pursuant to the foregoing provisions, or otherwise, the undersigned Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned Registrant of expenses incurred or paid by a director, officer or controlling person of the undersigned Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Exhibit 5.1- Legality Opinion

44.	Please revise to remove the reference to Pure Bioscience and to correctly identify your company.

Response

Please	be advised that we have revised this section to correctly identify our company.

Closing Comments

        Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company fro mits full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Closing Comment Response

        The company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; the company also acknowledges that staff comments or changes to disclosure in response to the above staff comments do not foreclose the Commission from taking any action with respect to the filings; and, acknowledges that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We hope that these responses would be helpful in your review of our registration statement amendment. Please feel free to contact me or our legal counsel Troutman Sanders LLP, Howard H. Jiang at (212)704-6063 or Jie Xiu at (212)704-6018 in case of any further comments or questions in this regard. Their fax number is (212)704-5904. We are delivering a hard courtesy copy of this letter as well as the Amendment No. 1 to the registration statement.

Sincerely yours,

CHINA HOUSING AND LAND DEVELOPMENT, INC.

By: /s/ Lu Pingji
Name: Lu Pingji
Title: Chief Executive Officer

By: /s/ William Xin
Name: William Xin
Title: Chief Financial Officer (Principal Financial and Accounting Officer)